Exhibit 99.1

Saifun Semiconductors Reports First Quarter 2007 Results

Netanya, Israel, April 26, 2007 – Saifun Semiconductors Ltd. (NASDAQ: SFUN), a provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced financial results for the first quarter ended March 31, 2007

Financial Highlights – GAAP: First quarter 2007 compared with first quarter 2006.
■	Revenues for the quarter were $9.6 million, compared to $15.8 million in the previous year.
■	Operating income for the quarter was $1.1 million, compared to $7.7 million in the previous year.
■	Net income for the quarter was $3.3 million, or $0.10 per basic and $0.10 per diluted share, compared to net income in the previous year of $10.0 million or $0.34 per basic and $0.31 per diluted share.
■	Net income for the quarter included $1.4 million of stock-based compensation compared to $1.0 million in the previous year (excluding income of $378,000 from cumulative effect of a change in accounting principle).

Saifun reports its results of operations in accordance with GAAP and additionally, on a non-GAAP basis, referred to as Non-GAAP. Non-GAAP net income, where applicable, excludes stock-based compensation expenses and income.

Financial Highlights –Non-GAAP[1]: First quarter 2007 compared with first quarter 2006.
■	Revenues for the quarter were $9.6 million, compared to $15.8 million in the previous year.
š	Licenses and royalties revenues for the quarter were $6.0 million compared to $10.5 million in the previous year.
š	Service revenues for the quarter were $3.6 million, compared to $5.3 million in the previous year.
■	Operating income for the quarter was $2.5 million or 26% of revenues, compared to $8.7 million, or 55% of revenues in the previous year.
■	Net income for the quarter was $4.7 million, or $0.15 per basic and $0.15 per diluted share, compared to net income in the previous year of $10.7 million or $0.36 per basic and $0.33 per diluted share.

[1] These non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. A reconciliation of GAAP statements of operations to Non-GAAP statements of operations is included in the financial statements portion of this release as well as on our website in the Investors section at www.saifun.com.

Saifun’s management believes the Non-GAAP information is useful because it can enhance the understanding of the Company’s ongoing economic performance and Saifun therefore uses internally the Non-GAAP information to evaluate and manage the Company’s operations.  Saifun has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

The decrease in license revenues for this quarter compared to last year was substantially due to the Qimonda AG decision whereby Saifun received no license fees and only a limited amount of royalties. The decrease in service revenues this quarter due to the Qimonda AG decision was partially offset by an increase in service revenues from other licensees.

“Our results for the quarter were in line with expectations taking into account Qimonda’s decision to phase out its NROM-based activities,” said Dr. Boaz Eitan, Chairman and CEO of Saifun.

“Although not directly reflected in our results, we saw a number of encouraging signs this quarter. NROM continues to gain share of the Code Flash market driven by Spansion, the leader in the Code flash segment, and Macronix, which continues to emerge as an important player. In addition to building upon its leadership position in the Code market, Spansion is making progress in its efforts to penetrate the Data Flash arena with their first family of solutions based on our Quad NROM. The first quad product is already available, and others, featuring densities of 256Mb to 2Gb, are scheduled to reach market this year. Additionally, Spansion recently launched 128 Mb MirrorBit® SPI Flash, a unique Serial Flash product incorporating NROM and developed in conjunction with our design services team.

“Our other licensees, including SMIC and Sony, remain on track with their respective development projects and we expect to see new NROM-based Data and Embedded Flash products on the market later this year.”

Dr. Eitan concluded, “We remain committed to our goal of expanding market penetration within our existing licensee base and by bringing new companies on board. In light of the anticipated trends in the NVM industry, we believe Saifun is well positioned to succeed. While we will face challenges in the near-term, we are well equipped to overcome these difficult times and emerge a stronger company than before.”

2007 Second Quarter Guidance

Saifun’s guidance for the second quarter of 2007 is based on current expectations and is forward looking, and actual results could differ materially depending on market conditions and other factors, including those set forth in the Safe Harbor Statement below:

■	For the second quarter of 2007, the company expects revenues in the range of $8.7 million to $9.7 million
■	For the second quarter of 2007, the company expects Non-GAAP[1]operating profit of approximately 20% of revenues

About Saifun Semiconductors Ltd.
Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. Among the companies currently licensing Saifun NROM technology are Qimonda AG, Macronix International, NEC Electronics, Semiconductor Manufacturing International Corporation, Sony Corporation, Spansion, and Tower Semiconductor.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on April 2, 2007 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Todd Fromer/Lee Roth
Investor Relations Director	KCSA Worldwide
+972-9-892-8450	212-896-1215/212-896-1209
marshas@saifun.com	tfromer@kcsa.com/lroth@kcsa.com

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
All data in thousands of U.S. dollars, except per share data

	Three months ended		Year ended
	March 31, 2006	March 31, 2007	December 31, 2006
	Unaudited

Revenues:
Licenses and royalties	$10,502	$5,932	$40,983
Services	5,290	3,651	21,794

	15,792	9,583	62,777

Cost of revenues:
Services (1)	3,678	3,610	14,863

	12,114	5,973	47,914

Operating expenses:
Research and development, net (1)	2,317	2,794	12,818
Marketing and selling (1)	883	688	2,927
General and administrative (1)	1,225	1,385	6,048

Total operating expenses	4,425	4,867	21,793

Operating income	7,689	1,106	26,121

Financial income, net	1,977	2,728	9,777

Income before income taxes	9,666	3,834	35,898

Income taxes	-	532	1,281

Net income before cumulative effect of a change in accounting principle	9,666	3,302	34,617

Cumulative effect of a change in accounting principle (2)	378	-	378

Net Income	$10,044	$3,302	$34,995

Net earnings per share before cumulative effect of a
change in accounting principle
Basic	$0.33	$0.10	$1.13
No. of shares - basic	29,601	31,491	30,761
Diluted	$0.30	$0.10	$1.07
No. of shares - diluted	32,329	31,901	32,455

Net earnings per share
Basic	$0.34	$0.10	$1.14
No. of shares - basic	29,601	31,491	30,761
Diluted	$0.31	$0.10	$1.08
No. of shares - diluted	32,329	31,901	32,455

(1) Expenses include stock-based compensation related to options granted to employees and others as follows:

	Three months ended		Year ended
	March 31, 2006	March 31, 2007	December 31, 2006
	Unaudited

Cost of revenues	$367	$541	$1,716
Research and development, net	191	267	1,036
Marketing and selling	165	242	732
General and administrative	292	325	1,477

	$1,015	$1,375	$4,961

(2) On January 1, 2006, the Company adopted FASB 123 (R), ” Share- Based Payment”. Accordingly, the Company recorded a cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statments under the provisions of FASB 123 for the years ended December 26, 2004 and December 31, 2005.

SAIFUN SEMICONDUCTORS LTD.
Reconciliation of GAAP to Non-GAAP Consolidated Statements of Operations
All data in thousands of U.S. dollars, except share and per share data

	Three months ended March 31, 2006				Three months ended March 31, 2007				Year ended December 31, 2006
	Reported	Non-GAAP entries		Non-GAAP	Reported	Non-GAAP entries		Non-GAAP	Reported	Non-GAAP entries		Non-GAAP
	Unaudited				Unaudited				Unaudited

Revenues:
Licenses and royalties	$10,502	$-		$10,502	$5,932	$-		$5,932	$40,983	$-		$40,983
Services	5,290	-		5,290	3,651	-		3,651	21,794	-		21,794

	15,792	-		15,792	9,583	-		9,583	62,777	-		62,777

Cost of revenues:
Services	3,678	(367	)(1)	3,311	3,610	(541	)(1)	3,069	14,863	(1,716	)(1)	13,147

	12,114	367		12,481	5,973	541		6,514	47,914	1,716		49,630

Operating expenses:
Research and development, net	2,317	(191	)(1)	2,126	2,794	(267	)(1)	2,527	12,818	(1,036	)(1)	11,782
Marketing and selling	883	(165	)(1)	718	688	(242	)(1)	446	2,927	(732	)(1)	2,195
General and administrative	1,225	(292	)(1)	933	1,385	(325	)(1)	1,060	6,048	(1,477	)(1)	4,571

Total operating expenses	4,425	(648)		3,777	4,867	(834)		4,033	21,793	(3,245)		18,548

Operating income	7,689	1,015		8,704	1,106	1,375		2,481	26,121	4,961		31,082

Financial income , net	1,977	-		1,977	2,728	-		2,728	9,777	-		9,777

Income before income taxes	9,666	1,015		10,681	3,834	1,375		5,209	35,898	4,961		40,859

Income taxes	-	-		-	532	-		532	1,281	-		1,281

Net income before cumulative effect of a change in accounting principle	9,666	1,015		10,681	3,302	1,375		4,677	34,617	4,961		39,578

Cumulative effect of a change in accounting principle	378	(378	)(2)	-	-	-		-	378	(378	)(2)	-

Net Income	$10,044	$637		$10,681	$3,302	$1,375		$4,677	$34,995	$4,583		$39,578

	Three months ended March 31, 2006			Three months ended March 31, 2007			Year ended December 31, 2006
	Reported	Non-GAAP entries	Non-GAAP	Reported	Non-GAAP entries	Non-GAAP	Reported	Non-GAAP entries	Non-GAAP
	Unaudited			Unaudited			Unaudited

Net earnings per share before cumulative
effect of a change in accounting principle
Basic	$0.33		$0.36	$0.10		$0.15	$1.13		$1.29
No. of shares - basic	29,601		29,601	31,491		31,491	30,761		30,761
Diluted	$0.30		$0.33	$0.10		$0.15	$1.07		$1.22
No. of shares - diluted	32,329		32,329	31,901		31,901	32,455		32,455

Net earnings per share
Basic	$0.34		$0.36	$0.10		$0.15	$1.14		$1.29
No. of shares - basic	29,601		29,601	31,491		31,491	30,761		30,761
Diluted	$0.31		$0.33	$0.10		$0.15	$1.08		$1.22
No. of shares - diluted	32,329		32,329	31,901		31,901	32,455		32,455

Notes:

(1)     Stock-based compensation related to options granted to employees and others.

(2)     Cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statments under the provisions of FASB 123 for the years ended December 26, 2004 and December 31, 2005.

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED BALANCE SHEETS
All data in thousands of U.S. dollars

	December 31, 2006	March 31, 2007
		Unaudited

Cash and cash equivalents	$52,919	$25,838
Short-term investments	2,016	7,443
Marketable securities	115,657	141,244
Trade receivables	9,483	10,974
Loans to employees	44	24
Other accounts receivable and prepaid expenses	1,693	2,696

Total current assets	181,812	188,219

Marketable securities	60,507	57,117
Property and equipment, net	3,403	6,546
Loans to employees	92	69
Severance pay fund	3,605	3,762
Lease deposits	759	768

Total long term assets	68,366	68,262

Total assets	$250,178	$256,481

Current liabilities
Trade payables	$1,138	$1,320
Accrued expenses and other liabilities	9,019	8,749

Total current liabilities	10,157	10,069

Leasehold incentive obligations, net	-	1,882
Accrued severance pay	3,734	3,993

Total long term liabilities	3,734	5,875

Share capital	125	125
Additional paid-in capital	236,958	237,906
Retained earnings (accumulated deficit)	(796)	2,506

Total shareholders' equity	236,287	240,537

Total liabilities and shareholders' equity	$250,178	$256,481